FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of: June, 2014

Commission File Number:            01-15016

NORDION INC.
(Translation of registrant's name into English)

447 March Road
Ottawa, Ontario Canada K2K 1X8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                 Form 40-F       x

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDION INC.

Date: June 27, 2014	By:	/s/ Grant Gardiner
Grant Gardiner
Title: Senior Vice President, General Counsel & Corporate Secretary

Documents Included as Part of this report:

No.	Document

1.	NORDION INC. - Nordion Receives Antitrust Clearance under Hart-Scott-Rodino Act for Acquisition by Sterigenics

Document 1

For Immediate Release

Nordion Receives Second Request under Hart-Scott-Rodino Act

Ottawa, Canada, June 27, 2014 – Nordion Inc. (TSX:NDN) (NYSE:NDZ) announced today that it and Sterigenics International LLC (“Sterigenics”) have each received a request for additional information (a “Second Request”) from the Federal Trade Commission (the “FTC”) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), in connection with the previously announced plan of arrangement providing for the proposed acquisition by Sterigenics of all the issued and outstanding common shares of Nordion (the “Arrangement”).

The Second Request extends the waiting period imposed by the HSR Act until 30 days after Nordion and Sterigenics have substantially complied with the Second Request, unless that period is extended voluntarily by the companies or terminated earlier by the FTC. Nordion and Sterigenics intend to work diligently with the FTC as it conducts its review of the proposed transaction and continue to expect the Arrangement to close in the second half of calendar 2014. The transaction remains subject to certain closing conditions, including regulatory approvals, such as under the Competition Act (Canada) and the Investment Canada Act.

About Nordion Inc.
Nordion Inc. (TSX:NDN) (NYSE:NDZ) is a global health science company that provides market-leading products used for the prevention, diagnosis and treatment of disease. We are a leading provider of medical isotopes and sterilization technologies that benefit the lives of millions of people in more than 40 countries around the world. Our products are used daily by pharmaceutical and biotechnology companies, medical-device manufacturers, hospitals, clinics and research laboratories. Nordion has over 400 highly skilled employees in three locations. Find out more at www.nordion.com and follow us at twitter.com/NordionInc.

CONTACTS:

MEDIA:
Tamra Benjamin
(613) 592-3400 x1022
tamra.benjamin@nordion.com

INVESTORS:
Ana Raman
(613) 595-4580
investor.relations@nordion.com

SOURCE: Nordion

Caution Concerning Forward-Looking Statements

This release contains forward-looking statements, within the meaning of certain securities laws, including under applicable Canadian securities laws and the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements relating to our expectations with respect to: the timing and outcome of the proposed acquisition by Sterigenics of all of the outstanding common shares of Nordion; the timing and anticipated receipt of required regulatory approvals for the transaction; Sterigenics’ ability to complete its financing; the ability of the parties to satisfy the other conditions to, and to complete, the transaction; the anticipated timing for the closing of the transaction; and more generally statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. The words “may”, “will”, “could”, “should”, “would”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “project”, “expect”, “intend”, “indicate”, “forecast”, “objective”, “optimistic”, and similar words and expressions are also intended to identify forward-looking statements. In respect of the forward-looking statements and information concerning the anticipated completion of the proposed transaction and the anticipated timing for the completion of the transaction, Nordion and Sterigenics have provided such statements and information in reliance on certain assumptions that they believe are reasonable at this time, including assumptions as to the ability of the parties to receive, in a timely manner and on satisfactory terms, the necessary regulatory approvals; the ability of the parties to satisfy, in a timely manner, the other conditions of the closing of the transaction; and other assumptions and expectations concerning the transaction. There can be no assurance that the proposed transaction will occur, or that it will occur on the terms and conditions contemplated in this news release. The proposed transaction could be modified, restructured or terminated. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this news release.

Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on other factors that could affect the operations or financial results of the parties are included in reports on file with applicable securities regulatory authorities, including in our 2013 Annual Information Form (AIF) and our 2014 Management Information Circular. Our 2013 AIF, 2014 Management Information Circular, and our other filings with the Canadian provincial securities commissions and the US Securities and Exchange Commission are available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on Nordion’s website at www.nordion.com.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. The Company does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.